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                                  Tessera, Inc.
                               3099 Orchard Drive
                           San Jose, California 95134


                                 August 21, 2001


VIA EDGAR TRANSMISSION

Attn: Letty G. Lynn
      Max A. Webb

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     RE: TESSERA, INC. - REQUEST TO WITHDRAW REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-45190) - ORIGINALLY FILED ON SEPTEMBER 5, 2000

Ladies and Gentlemen:

     Tessera, Inc. (the "Company") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, (the "Securities Act"), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-45190, as amended), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on September 5, 2000 (the "Registration Statement") be withdrawn effective immediately. The Company is withdrawing the Registration Statement because of unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

     The Company paid the filing fee for the Registration Statement by electronic wire transfer to the account of the Commission at the time of the initial filing, and the Company understands that such fee may be offset against the total filing fee due for a subsequent registration statement filed prior to September 5, 2005.

     The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

     The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph
(a) of Rule 477.
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Securities and Exchange Commission
August 21, 2001
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     Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (408) 894-0700.

     Should you have any questions regarding this matter, please contact the undersigned at (408) 894-0700 or Thomas Lorr of Wilson Sonsini Goodrich & Rosati, P.C., at (650) 496-4398.

                                     Sincerely,

                                     /S/ BRUCE M. MCWILLIAMS

                                     Bruce M. McWilliams
                                     Chief Executive Officer


cc: Jim Campbell, Securities and Exchange Commission
    Thomas Choi, NASDAQ National Stock Market, Inc.
    Mike Forman, Chief Financial Officer, Tessera, Inc.